


 **Pitch**





undesert

FROM DRY DESERT TO SMARTFORE.ST: by capturing carbon, curating forests, cleaning water, afforesting deserts, and using 100% renewable solar energy, Undesert's mission is to reverse the effects of Global Warming.

Agriculture

  

◎ Los Alamos, NM   ↗ Website



UNDRINKABLE water
UNUSABLE land
UNLIMITED sun

UNDESERT



Undesert Corporation is considering raising capital through a Regulation Crowdfunding campaign to be conducted by Fundify Portal, LLC. We are running this "Test the Waters" campaign (branded by Fundify as a Fast Pitch Preview™) to gauge Investor interest and also determine the appropriate funding method. During this Test the Waters campaign, (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through Fundify's funding portal platform; and (3) a prospective purchaser's indication of interest is nonbinding.

Summary

From **un**drinkable water, **un**usable land, and **un**limited sun, we created **Undesert.**

Global Warming is a red alert for our planet according to a recent 3700-page report by the UN. With our patented technology, Undesert can use available underground salt water or sea water to **produce pure water**, **irrigate forests** in plentiful **unused empty desert** to capture atmospheric CO2 in **gigaton quantities**, halting or reversing Global Warming. We can begin capturing CO2 within 6 months of funding using proven, operating technology while the longer lead times for other technologies evolve.

Key Reasons to Invest:

- **Patented:** 4 patents issued for water desalination technology
- **Recognized:** Semi-finalist in the MassChallenge 2021 cohort
- **Proven:** 2 years operating experience and 10 years growing our tree variety in our location
- **Eco-friendly:** Our operation has **zero carbon footprint** and **zero waste products**
- **Experienced Leadership Team:** Our team includes seasoned entrepreneurs, scientists, and inventors who all believe in helping the environment.
- **Market:** We will disrupt both the $200 billion market for wood products and the $200 billion carbon capture markets

Undesert will create a new market for carbon capture that is scaled globally, matching the global scale of the challenge. The target market for Undesert is billions of dollars in size, but the real impact of Global Warming is estimated to be in the **trillions**.

the real impact of Global Warming is estimated to be in the **trillions**.

Problem

Global Warming is Threatening Lives

- Global Warming is real, with **2020 being one of hottest years ever recorded**, according to a recent study by NOAA.
- In addition, rising temperatures have **worsened extreme weather events**, chunks of ice in the Antarctic have broken apart, wildfire seasons are months longer, and our ecological environment has been impacted in profound ways.
- Fossil Fuel Burning is adding **8 Billion tons of CO2** to the atmosphere **annually**. Undesert addresses carbon capture on a scale of billions of tons per year.
- By afforestation of **2% of global desert land**, Undesert can **reverse Global Warming** without competing for land or water with food production.

Solution

Our Solution for The Climate Crisis

We have developed technology that will help to reverse the adverse effects of Global Warming.

- **Zero Carbon Footprint** - Our **patented equipment** operates on **100% solar energy** with off-grid options
- **Zero Liquid Discharge** - We process saline well water, sea water, RO brine and other contaminated waters to distilled water and dry salt
- By devoting 3% of a desert space to desalination, we **grow** forests on the other 97% of the space
- Our tree varieties are desert hardy, native to the land, and mature in only 18 years, thus **capturing carbon for decades to come.**
- Our **breakthrough solar desalination** provides a bridge between **critical carbon capture** and **millions of square miles of barren, idle desert.**

Deployment of our technology to the UAE:

The Sharjah site is actually a calcic horizon, one of the	The Sharjah site (4000m2) is now a small oasis with



The Sharjah site is actually a calcic horizon, one of the **worst barren desert soil types.**

The Sharjah site (1000m2) is now a small oasis with plants, bushes, food, fresh water and homes.

In Only 1.5 Years

BEFORE

AFTER

Product

Technology Summary

This technology is **patented internationally** and is **proven operationally.** It is a hybrid of several desalination processes made with Common Off The Shelf (COTS) materials at much lower cost than competitive processes. This is the only commercial desalination process which **operates only on renewable energy.**

The SWAP Method:

Our technology uses the power of the sun to transform **unusable** water into **useful** water. There are a variety of applications where our technology can be implemented, such as communities, crops, and corporations. We have already implemented our technology in one community in the UAE and have turned the site from a barren desert into a small oasis. Our **SWAP** Method is also 'Desalination Certified' by the Los Alamos National Laboratory, meaning that it is a proven method to desalinate water for irrigation.



SUN

SOLAR DESALINATION

SALT WATER

PURE WATER



The Smart Fore.st:

We plan to use our technology to build forests in arid areas across the world. The land here is deemed unfit for planting trees and crops, and is widely unused. The desert land is also extremely cheap, as there are no existing resources here. Our forests **return over 700 tons of pure oxygen** to the air for every **1,000 tons of CO2** sequestered. In addition, the Smart Fore.st offers a solution unlike any other, using native trees to build a forest. We plan to build larger forests by purchasing land and irrigating the trees with our SWAP technology, resulting in greater returns of oxygen to the atmosphere.

The First "Nano Smart Fore.st"



By combining our SWAP technology with the Smart Fore.st methodology, the **unique Undesert approach** can **negate the entire 8 billion ton/year** contribution of fossil fuel burning to CO2 emissions, using only a small fraction of available desert supplied by seawater or available underground saline water.

Business Model

Going To Market

We plan to pre-sell carbon credits to secure revenue. With our technology, we can capture one ton of CO2 at a cost of $5. Carbon capture credits are projected to cost $100/ton. Through our method, we will pre-sell our carbon capture solutions to corporations through

advance purchase agreements, thus enabling us to purchase the necessary land and equipment for these carbon capture efforts.

Use Of Funds

USE OF FUNDS 25 ACRE SITE	
LAND ACQUISITION	$ 25,000.00
WATER WELL(1)	$ 25,000.00
REGULATORY PERMITS	$ 4,000.00
DESALINATION EQUIPMENT	$ 65,000.00
ENGINEERING DESIGN	$ 12,000.00
INSTALLATION LABOR	$ 25,000.00
SITE MANAGEMENT	$ 35,000.00
SUPPLIES	$ 15,000.00
EQUIPMENT	$ 15,000.00
OPERATING EXPENSES + TAXES	$ 15,000.00
WORKING CAPITAL RESERVE	$ 5,000.00
TOTAL	$ 241,000.00

Traction

Four Patents Awarded and Operating Commercially

- **Patents:** Desalination US Patents (8,088,257, 8,580,085) were issued in 2010/12 and Australian Patents (2008317021, 2010306737) issued in 2012/17 and included more than 20 claims. Further patents filed by Fenwick and West in 2020 are pending. The issued patents and proven operation enhance shareholder value.
- **Proven Operations:** Operations of water desalination has been in commercial operation in UAE for 2 years successfully supporting food production in a raw desert environment.
- **Building Forests:** Commercial cultivation of desert hardy pine trees are being successfully irrigated and grown in the New Mexico desert within a few miles of the initial planned undesert planting site. These trees clearly show strong desert adaptation, response to irrigation and hardiness in successful stands.
- **Customer Plans:** Management plans to have customers examine actual desert plantings to affirm both the viability and auditability of planned plantings. Trees will be individually numbered and customers will be able to confirm continued carbon capture

individually numbered and customers will be able to confirm continued carbon capture by site visits, drone monitoring and satellite photography.

- **Experience Building Companies:** Undesert CEO successfully founded, developed and sold his first company for $120 MM to Adobe.

Competition

Our "Competition"

- **Electric Vehicle Market:** There is a major push to electrify some vehicles to reduce emissions, but all transportation contributes only 29% to emissions
- **Existing Carbon Capture Technologies:** Carbon dioxide separation from air has high costs and has a huge disposal problem with the CO2 recovered.
- **Ineffective Solutions:** Forest preservation and forestation in remote locations has proven ineffective or even fraudulent.
- **Affecting Food Production:** Other efforts to convert cropland to forest compete with precious food production.

Market

Our Target Market

There are numerous companies striving to find carbon offsets for their operations, and they are budgeting billions to find a solution for reliable carbon capacity.



We are in contact with **several Fortune 500 companies** who have announced major carbon capture efforts. These companies have expressed genuine interest in our product. The market is aggressively pursuing means to land certified carbon credits. In addition, the existing market has been **corrupted by false carbon capture overseas**. The Undesert **Smart Fore.st** will bring carbon capture up to gold audit standard.

Side effects like record droughts, fires, floods, and sea level rise from Global Warming are impacting worldwide GDP by trillions of dollars, resulting in an unprecedented effect on the global economy. Large corporations are seeking to reduce their carbon emissions, and **we are their solution.**

Company Vision

Our Mission

Undesert will bridge between the disparate technologies being used currently, to grow commercial forests in available raw desert, resulting in:

- The effective capturing of billions of tons of CO2
- Reduction of atmospheric CO2 concentrations
- Reversal of Global Warming
- Disruption of the billion dollar carbon capture and wood products markets.

We are a team that truly believes in rebuilding the environment. By targeting areas like deserts that are unused and deemed 'unfit' for planting crops, we hope to reduce the impact of Global Warming on a massive scale.

FROM





TO

We have always believed in leaving the world a better place than we found it. Through Undesert, we hope to leave a **lasting impact** on the environment for **generations to come.**

Press

Undesert in the Press

Undesert Corporation Compares Traditional Nature Based Carbon Capture and Sequestration with Its SmartFore.st Platform

https://www.accesswire.com/viewarticle.aspx?id=676628

Undesert COP26 Aftermath Release: https://www.prnewswire.com/news-releases/cop26-aftermath-carbon-capture-without-conflict-301428730.html

Avatar Innovations Selected Undesert: http://www.itnewsonline.com/PRNewswire/Global-Carbon-Removal-Companies-Selected-to-Begin-Avatar-Accelerator-in-search-of-USD100M-XPRIZE/790239

Founders



CEO Nik Seet

Nik is an experienced entrepreneur having founded, developed and sold his first company to Adobe for $120 MM. Nik is an MBA graduate of UCLA and he won the Rice University Business Plan contest in 2005. Nik strongly shares the undesert commitment to reduce damage to our environment.



CTO Hill Kemp

Hill has over 45 years experience with 50 chemical, petrochemical and refining processes. Hill invented, developed and patented the Undesert desalination process which now has over 2 years commercial operation track record. He is a chemical engineering graduate of LSU. Hill is dedicated to leaving our environment better than he found it.


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